Revere Securities LLC 650 Fifth Avenue, 35th Floor New York, NY 10019 R.F. Lafferty & Co. Inc. 40 Wall Street, 19th Floor New York, NY 10005

March 30, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nasreen Mohammed
Rufus Decker
Alyssa Wall
Donald Field

Re:	Golden Heaven Group Holdings Ltd. (the “Company”)
Registration Statement on Form F-1, as amended
Filed November 4, 2022
File No. 333-268166

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Revere Securities LLC and R.F. Lafferty & Co. Inc., as representatives of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on March 30, 2023 at 5:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through March 30, 2023, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 17, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Revere Securities LLC

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Senior Managing Director

R.F. Lafferty & Co. Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer